UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2025
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Atlas Corp., as of and for the three months ended March 31, 2025 and updates to the Risk Factors included in the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 14, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 9, 2025	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

EXHIBIT I
ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2025
INDEX

Interim Consolidated Financial Statements (Unaudited)	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

Risk Factor Update	34

Forward-Looking Statements	35
Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Limited, and APR Energy Limited’s subsidiaries.

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ATLAS CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and par value amounts)

	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,354.1	$1,366.3
Accounts receivable	132.0	76.5
Inventories	39.9	35.2
Prepaid expenses and other	34.1	33.9
Assets held for sale (note 6)	59.5	89.7
Net investment in lease (note 5)	54.4	53.2
Current assets - discontinued operations (note 17)	87.0	81.9
	1,761.0	1,736.7

Property, plant and equipment (note 6)	11,858.1	11,765.9
Vessels under construction (note 7)	578.3	605.4
Right-of-use assets (note 8)	298.6	480.3
Net investment in lease (note 5)	2,146.6	2,161.3
Goodwill	75.3	75.3
Derivative instruments (note 16(b))	77.9	97.4
Other assets (note 9)	219.2	235.9
	$17,015.0	$17,158.2

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	391.1	375.3
Deferred revenue	78.4	75.6
Long-term debt - current (note 10)	103.6	103.6
Operating lease liabilities - current	15.6	13.9
Finance lease liabilities - current	229.6	409.4
Other financing arrangements - current (note 12)	496.5	491.7
Current liabilities - discontinued operations (note 17)	117.2	124.2
	1,432.0	1,593.7

Long-term debt (note 10)	2,719.0	2,743.7
Operating lease liabilities	45.6	43.0
Other financing arrangements (note 12)	7,158.8	7,176.0
Other liabilities	372.2	398.2
Long term liabilities - discontinued operations (note 17)	3.1	3.1
Total liabilities	11,730.7	11,957.7

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2024 – 12,000,000)	296.9	296.9

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2024 – 150,000,000); 14,118,833 shares issued and outstanding (2024 – 14,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2024 – 400,000,000); 204,328,277 shares issued and outstanding (2024 – 204,328,277)	1.9	1.9
Additional paid in capital	3,896.7	3,892.5
Retained earnings	1,104.6	1,025.3
Accumulated other comprehensive loss	(15.8)	(16.1)
	4,987.4	4,903.6
	$17,015.0	$17,158.2
Commitments and contingencies (note 15)
Subsequent events (note 18)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2025	2024
Revenue (note 3)	$620.6	$516.1
Operating expenses:
Operating expenses	116.2	96.0
Depreciation and amortization	139.9	112.2
General and administrative	16.7	20.1
Operating leases	3.1	22.7
Loss (gain) on sale (note 6)	15.7	(8.6)
	291.6	242.4
Operating earnings	329.0	273.7
Other expenses (income):
Interest expense	167.1	130.1
Interest income	(11.9)	(2.1)
Loss on debt extinguishment	—	3.5
Equity income on investment	(0.4)	(1.6)
Loss (gain) on derivative instruments (note 16)	13.7	(25.4)
Other expenses	0.6	2.6
	169.1	107.1
Net earnings from continuing operations before income tax	159.9	166.6
Income tax expense	3.5	2.6
Net earnings from continuing operations	$156.4	$164.0

Net loss from discontinued operations (note 17)	$(5.5)	$(2.9)

Net earnings	$150.9	$161.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2025	2024
Net earnings	$150.9	$161.1
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.3
Comprehensive income	$151.2	$161.4

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2025

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2024, carried forward	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,892.5	$1,025.3	$(16.1)	$4,903.6
Net earnings	—	—	—	—	—	—	—	150.9	—	150.9
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	—	—	—	—	(59.4)	—	(59.4)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(12.2)	—	(12.2)
Share-based compensation	—	—	—	—	—	—	4.2	—	—	4.2
Balance, March 31, 2025	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,896.7	$1,104.6	$(15.8)	$4,987.4

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (continued)
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2024

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2023, carried forward	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,876.3	$554.8	$(17.1)	$4,415.9
Net earnings	—	—	—	—	—	—	—	161.1	—	161.1
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	—	—	—	—	(38.1)	—	(38.1)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(12.2)	—	(12.2)
Share-based compensation	—	—	—	—	—	—	4.1	—	—	4.1
Balance, March 31, 2024	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,880.4	$665.6	$(16.8)	$4,531.1

ATLAS CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2025	2024
Cash from (used in):
Operating activities:
Net earnings from continuing operations	$156.4	$164.0
Items not involving cash:
Depreciation and amortization	139.9	112.2
Change in right-of-use asset	2.9	18.5
Non-cash interest expense and accretion	14.4	11.1
Non-cash adjustment purchase option finance lease	14.2	(1.2)
Unrealized change in derivative instruments	19.5	(15.6)
Amortization of acquired revenue contracts	2.8	0.6
Loss on debt extinguishment	—	3.5
Income from equity investment	(0.4)	(1.6)
Loss (gain) on sale	15.7	(8.6)
Other	1.7	(2.5)
Change in other operating assets and liabilities (note 14)	7.6	42.7
Cash from operating activities from continuing operations	374.7	323.1
Cash used in operating activities from discontinued operations (note 17)	(23.6)	(7.5)

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(297.5)	(1,094.5)
Receipt on settlement of interest swap agreements	6.4	10.0
Proceeds received on vessel sale	45.3	30.1
Other assets and liabilities	0.3	5.5
Capitalized interest relating to newbuilds	(6.9)	(15.3)
Cash used in investing activities from continuing operations	(252.4)	(1,064.2)
Cash from (used in) investing activities from discontinued operations (note 17)	—	(5.8)

Financing activities:
Repayments of long-term debt and other financing arrangements	(153.1)	(597.0)
Issuance of long-term debt and other financing arrangements	101.0	1,448.4
Payment of lease liabilities	(9.4)	(5.0)
Financing fees	0.9	(2.7)
Dividends on common shares	(38.1)	(38.1)
Dividends on preferred shares	(12.2)	(12.2)
Cash (used in) from financing activities from continuing operations	(110.9)	793.4
Cash used in financing activities from discontinued operations (note 17)	—	(0.2)
Increase in cash and cash equivalents from continuing operations	11.4	52.3
Decrease in cash and cash equivalents from discontinued operations	(23.6)	(13.5)
Net (decrease) increase in cash and cash equivalents	(12.2)	38.8
Cash and cash equivalents and restricted cash, beginning of period	1,366.3	387.9
Cash and cash equivalents and restricted cash, end of period from continuing and discontinued operations	$1,354.1	$426.7
Supplemental cash flow information (note 14)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

1.Significant accounting policies:
(a)Basis of presentation:
Pursuant to a merger transaction in March 2023 (the “Merger”), the Company's common shares became wholly owned by Poseidon Corp. (“Poseidon”), a privately-held company, and the common shares ceased to be publicly traded.
The accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the audited annual consolidated financial statements of Atlas as of and for the year ended December 31, 2024. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Atlas as of and for the year ended December 31, 2024, in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2025.
(b)Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
2.Segment reporting:
Following the sale of assets of its mobile power generation business on December 31, 2024, which was held by APR Energy (the “APR Asset Sale”) (note 17), the Company operates in one reportable segment, vessel leasing. The Company’s vessel leasing segment owns and operates a fleet of vessels which are chartered primarily pursuant to long-term, fixed-rate charters.
The determination of a single reportable business segment is consistent with the consolidated financial information regularly provided to the Company's chief operating decision maker (“CODM”). The Company’s chief executive officer is the CODM. The CODM monitors the operating results of the vessel leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.
The following table includes the Company’s selected financial information:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Total segment adjusted EBITDA	484.6	377.9
Eliminations and other	(0.4)	(1.0)
Depreciation and amortization	139.9	112.2
Interest income	(11.9)	(2.1)
Interest expense	167.1	130.1
Loss (gain) on derivative instruments	13.7	(25.4)
Other expense	0.6	2.6
Loss on debt extinguishment	—	3.5
Loss (gain) on sale	15.7	(8.6)
Consolidated net earnings from continuing operations before taxes	$159.9	$166.6
The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, less current assets from discontinued operations (note 17).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

3.Revenue:
Revenue by type for the three months ended March 31, 2025 and 2024 is as follows:

	Vessel Leasing(1)
	Three months ended March 31, 2025	Three months ended March 31, 2024
Operating lease revenue	$568.4	$478.8
Interest income from leasing	45.2	32.6
Other	7.0	4.7
	$620.6	$516.1
(1)Vessel leasing revenue includes both bareboat charter and time charter revenue
As at March 31, 2025, the minimum future revenues to be recognized on committed operating leases, service arrangements, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease(1)	Finance lease (2)	Total committed revenue
Remainder of 2025	$1,601.2	$135.1	$1,736.3
2026	2,021.6	175.1	2,196.7
2027	1,906.1	169.9	2,076.0
2028	1,691.5	164.5	1,856.0
2029	1,654.2	157.9	1,812.1
Thereafter	8,540.7	1,144.0	9,684.7
	$17,415.3	$1,946.5	$19,361.8
(1)Minimum future operating lease revenue includes payments related to forward fixtures which are signed charter agreements that have not yet commenced for vessels currently in operation.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization under contracts in place as at March 31, 2025, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
4.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company and include certain of Poseidon’s shareholders including Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express (“ONE”). All related party transactions are governed by pre-arranged contracts.
(a)Transactions with Fairfax:
During the three months ended March 31, 2025, the dividends paid on Series J Preferred Shares held by Fairfax were $5,250,000 (2024 – $5,250,000).
Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy which occurred in 2020. During the three months ended March 31, 2025, the Company received nil (2024 – nil) from Fairfax for the settlement of an indemnification claim related to losses realized on sale or disposal of certain property, plant and equipment and inventory items.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

4.Related party transactions (continued):
(b)     Transactions with ONE:
In March 2025, the Company completed the purchase of two 7,000 CEU dual fuel liquefied natural gas Pure Car Truck Carriers (“PCTCs”) from one of the owners of ONE for an aggregate purchase price of $210,650,000 (note 6). Vessels are expected to be delivered by mid-2025.
During the three months ended March 31, 2025, the Company earned total revenue of $166,675,000 (2024 – $121,428,000) from ONE in connection with the charter of vessels. In addition, in January 2025, the Company and ONE agreed to extend the charter period on 27 vessels currently on charter to ONE.
During the three months ended March 31, 2024, pursuant to a ship management agreement, the Company managed the ship operations of one vessel for ONE. The Company earned revenue of $575,000 and incurred expenses of $489,000 in connection with the ship management of the vessel. In September 2024, the management of the ship operations of this vessel was transferred to ONESEA Solutions Pte. Ltd. (“ONESEA”).
(c)     Transactions with ONESEA:
The Company entered into an agreement with ONE to form a joint venture company named ONESEA. ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). During the three months ended March 31, 2025, the Company incurred $1,218,000 in costs payable to ONESEA for the management of its vessels. As at March 31, 2025, ONESEA manages three vessels for the Company.
In September 2024, the Company entered into a crew management agreement with ONE and provides crew management services for certain vessels managed by ONESEA. During the three months ended March 31, 2025, the Company earned revenue of $1,751,000 and incurred expenses of $1,700,000 in connection with the crew management of the vessels.
(d)Transactions with Zhejiang Energy Group JV:
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with the Zhejiang Energy Group (the “ZE JV”). During the three months ended March 31, 2025, the Company earned revenue of $3,103,000 (2024 – $2,715,000) and incurred expenses of $2,952,000 (2024 – $2,408,000) in connection with the ship management of the vessels.
The Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades. During the three months ended March 31, 2025, the Company incurred expenses of $2,841,000 (2024 – $2,487,000) under these agreements.
(e)Transactions with Poseidon:
During the three months ended March 31, 2025, Atlas declared dividends of $59,466,000 (2024 – $38,082,000) to Poseidon Corp. As at March 31, 2025, $59,466,000 of the dividend declared remains outstanding. Payment of outstanding dividends was made on April 1, 2025.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

5.Net investment in lease:

	March 31, 2025	December 31, 2024
Undiscounted lease receivable	$4,164.7	$4,223.3
Unearned interest income	(1,963.7)	(2,008.8)
Net investment in lease, total	2,201.0	2,214.5
Current portion of net investment in lease	(54.4)	(53.2)
Net investment in lease	$2,146.6	$2,161.3
At March 31, 2025, the undiscounted minimum cash flow related to lease receivable on direct financing leases are as follows:

Remainder of 2025	$179.4
2026	238.0
2027	238.0
2028	238.7
2029	238.0
Thereafter	3,032.6
$4,164.7
During the three months ended March 31, 2025, no additional charter agreements classified as finance leases were entered into.
6.Property, plant and equipment:

March 31, 2025	Cost	Accumulated depreciation	Net book value
Vessels	$15,318.3	$(3,468.3)	$11,850.0
Equipment and other	18.8	(10.7)	8.1
Property, plant and equipment	$15,337.1	$(3,479.0)	$11,858.1

December 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$15,194.7	$(3,437.0)	$11,757.7
Equipment and other	18.1	(9.9)	8.2
Property, plant and equipment	$15,212.8	$(3,446.9)	$11,765.9
During the three months ended March 31, 2025, depreciation and amortization expense relating to property, plant and equipment was $118,705,000 (2024 – $97,047,000).
Vessel sales and deliveries
During the three months ended March 31, 2025, the Company accepted the delivery of one newbuild vessel. The vessel commenced a long-term time charter upon delivery. The purchase price for the newbuild vessel was $101,015,000.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

6.Property, plant and equipment (continued):
During the three months ended March 31, 2025, the Company completed the purchase of three 10,000 to 14,000 TEU vessels, which were previously classified as finance leases (note 11).
During the three months ended March 31, 2025, the Company completed the sale of two 8,500 TEU vessels for gross proceeds of $90,000,000. These vessels were classified as assets held for sale at December 31, 2024.
In March 2025, the Company entered into an agreement to purchase two 7,000 CEU dual fuel liquefied natural gas PCTCs (note (4(b)). The two vessels are expected to be delivered in 2025. Each vessel will commence a long-term charter upon delivery.
In March 2025, the Company entered into an agreement to sell two 4,500 TEU vessels for gross proceeds of $61,000,000, subject to closing conditions. As at March 31, 2025, these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $19,897,000 for the two vessels.
7.Vessels under construction:
As at March 31, 2025, the Company has 36 vessels under construction (December 31, 2024 – 37 vessels).
As at March 31, 2025, the vessels under construction balance includes $6,337,000 of capitalized interest for the three months ended March 31, 2025 ($38,436,000 for the year ended December 31, 2024).
8.Right-of-use assets:

March 31, 2025	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(60.0)	$52.5
Other operating leases	17.3	(9.6)	7.7
Vessel finance leases	244.5	(6.1)	238.4
Right-of-use assets	$374.3	$(75.7)	$298.6

December 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(57.3)	$55.2
Other operating leases	9.5	(9.1)	0.4
Vessel finance leases	435.2	(10.5)	424.7
Right-of-use assets	$557.2	$(76.9)	$480.3
During the three months ended March 31, 2025, the Company completed the purchase of three 10,000 to 14,000 TEU vessels, which were previously classified as finance leases (notes 6 and note 11).
During the three months ended March 31, 2025, the amortization of right-of-use assets was $2,900,000 (2024 – $18,500,000).
9.Other assets:

	March 31, 2025	December 31, 2024
Intangible assets	$23.6	$26.5
Deferred dry-dock	156.4	167.1
Deferred financing fees for undrawn financing	2.8	6.3
Other	36.4	36.0
Other assets	$219.2	$235.9

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

10.Long-term debt:

	March 31, 2025	December 31, 2024
Long-term debt:
Revolving credit facilities (a) (c)	$—	$—
Term loan credit facilities (b) (c)	1,043.5	1,071.7
Senior unsecured notes	802.4	802.4
Senior secured notes	1,000.0	1,000.0
	2,845.9	2,874.1
Deferred financing fees	(23.3)	(26.8)
Long-term debt	2,822.6	2,847.3
Current portion of long-term debt	(103.6)	(103.6)
Long-term debt	$2,719.0	$2,743.7
(a)Revolving credit facilities:
As at March 31, 2025, the Company had two (December 31, 2024 - two) revolving credit facilities, which provided for aggregate borrowings of up to $700,000,000 (December 31, 2024 – $700,000,000), of which $700,000,000 (December 31, 2024 - $700,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.50% (December 31, 2024 – 0.45% and 0.50%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at March 31, 2025, the Company has entered into $1,043,510,000 (December 31, 2024 – $1,149,716,000) of term loan credit facilities, of which nil (December 31, 2024 - $78,031,000) was undrawn.
Term loan credit facilities mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR rate plus a margin per annum, depending on the interest period in the credit facility agreement. The three month and six month average SOFR for the three months ended March 31, 2025 was 4.31% and 4.26%, respectively (December 31, 2024 – 4.47% and 5.14%). The margins ranged between 1.91% and 2.43% as at March 31, 2025 (December 31, 2024 – 1.91% and 2.43%).
The weighted average rate of interest, including the applicable margin, was 6.29% as at March 31, 2025 (December 31, 2024 – 6.50%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees at nil (December 31, 2024 – 0.49%) calculated on the undrawn amounts under the various facilities.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

10.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of March 31, 2025.

Remainder of 2025	$75.7
2026	103.9
2027	103.9
2028	444.0
2029	311.6
Thereafter	4.4
$1,043.5
(c)Additional information:
As at March 31, 2025, the Company’s credit facilities were primarily secured by first-priority mortgages granted on 46 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include, without limitation:
a.A first priority mortgage on collateral assets;
b.An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
c.An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
d.An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
e.A pledge over shares of various subsidiaries; and
f.A pledge over the related retention accounts.
As at March 31, 2025, the Company had a sustainability-linked secured credit facility with a principal amount of $2,400,000,000. This facility includes $1,000,000,000 from term loans, $1,000,000,000 from fixed rate senior secured notes with maturities from June 2031 to September 2037, and a revolving credit facility of $400,000,000, which is undrawn. The entire facility is secured by a portfolio of 44 vessels, which can be adjusted as needed. The facility is subject to borrowing base and portfolio concentration requirements, along with compliance to financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including (without limitation) a change of control, the sale, loss or reduction in market value of assets, or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease acceptable to lenders within a specified period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined in the respective credit facilities. Seaspan is a guarantor under certain facilities.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with all credit facility covenants as at March 31, 2025.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

11.Finance lease liabilities:

	March 31, 2025	December 31, 2024
Finance lease liabilities (current)	$229.6	$409.4
During the year ended December 31, 2024, the Company exercised options under existing lease financing arrangements to purchase seven vessels ranging in size from 10,000 to 14,000 TEU for a pre-determined price ranging from $42,000,000 to $61,600,000. The purchase of three of these vessels ranging in size from 10,000 to 14,000 TEU was completed during the three months ended March 31, 2025 (note 8). The purchase of the remaining four vessels are expected to be completed during the remainder of 2025.
As at March 31, 2025, the total remaining commitments related of these vessels were approximately $236,917,000 (December 31, 2024 – $422,361,000), including imputed interest of $7,319,000 (December 31, 2024 – $12,964,000), payable through 2025.
The weighted average interest rate on obligations related to finance leases as at March 31, 2025 was 6.46% per annum.
12.Other financing arrangements:

	March 31, 2025	December 31, 2024
Other financing arrangements	$7,736.9	$7,751.8
Deferred financing fees	(81.6)	(84.1)
Other financing arrangements	7,655.3	7,667.7
Current portion of other financing arrangements	(496.5)	(491.7)
Other financing arrangements	$7,158.8	$7,176.0
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2025	$373.0
2026	496.0
2027	507.2
2028	518.1
2029	557.6
Thereafter	5,285.0
$7,736.9
During the three months ended March 31, 2025, the Company received proceeds of $101,015,300 under these financing arrangements related to the delivery of one vessel and pre-delivery financing for the vessels under construction.
The weighted average rate of interest, including the applicable margin, was 6.30% as at March 31, 2025 (December 31, 2024 – 6.56%) for the Company’s other financing facilities.
In March 2025, the Company entered into agreements for a sale-leaseback financing for one 16,000 TEU newbuild vessel for gross proceeds of $173,250,000. The sale-leaseback financing is for 12 years from delivery of the vessel and the Company has the option to purchase the vessel after the fourth anniversary after its delivery date at a pre-determined purchase price. Lease payments are based on a fixed rate.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

13.Share capital:
(a)Common shares:
As of March 31, 2025, all of the common shares of the Company are held by Poseidon as a result of the Merger (note 1(a)) that took place on March 28, 2023.
(b)Preferred shares:
As at March 31, 2025, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate per annum	Redemption by Company permitted on or after(1)	March 31, 2025	December 31, 2024
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
J(1)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Dividends are payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%
The Company’s preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants as of March 31, 2025.
14.Supplemental cash flow information:

	Three months ended March 31,
Continuing Operations:	2025	2024
Interest paid	$167.5	$133.4
Interest received	8.6	1.6
Undrawn credit facility fee paid	0.9	3.5
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	—	48.7
Reclassification from ROU asset related to finance leases to vessels	(187.7)	—
Capitalized interest relating to newbuilds	4.4	3.9

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

14.Supplemental cash flow information (continued):

	Three months ended March 31,
	2025	2024
Changes in operating assets and liabilities
Accounts receivable	$(4.8)	$(6.9)
Inventories	(4.7)	(1.1)
Prepaids expenses and other, and other assets	0.5	2.0
Net investment in lease	13.6	10.5
Accounts payable and accrued liabilities	(5.1)	5.5
Deferred revenue	15.5	61.9
Major maintenance	(4.6)	(3.1)
Operating lease liabilities	(3.0)	(19.5)
Finance lease liabilities	6.0	3.1
Derivative instruments	(5.8)	(9.7)
	$7.6	$42.7
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2025	2024
Cash and cash equivalents	$1,354.1	$424.1
Restricted cash included in other assets	—	2.6
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,354.1	$426.7

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

15.Commitments and contingencies:
(a)Operating leases:
At March 31, 2025, the commitment under operating leases for vessels was $59,830,000 for the remainder of 2025 to 2029, and for other leases was $8,625,000 for the remainder of 2025 to 2029. Total commitments under these leases are as follows:

Remainder of 2025	$11.9
2026	16.0
2027	17.2
2028	16.3
2029	7.1
Thereafter	—
$68.5
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rate in place as at March 31, 2025 for the Company.
(b) Vessels and vessels under construction:
As at March 31, 2025, the Company has commitments to acquire 38 vessels. This includes 36 newbuild vessels under construction (December 31, 2024 – 37 vessels) and two PCTCs that the Company agreed to acquire in March 2025 (note 6).
As at March 31, 2025, the outstanding commitments for payments on the 38 vessels is as follows(1):

Remainder of 2025	$326.1
2026	699.3
2027	1,280.6
2028	1,173.7
2029	116.1
Thereafter	2,756.3
$6,352.1
(1)Includes bareboat charter payments to certain nominees for the 13 newbuild contracts that were novated based on the bareboat charter term.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

16.Financial instruments:
(a)Fair value:
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis(1):

		March 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Carrying Amount (Liability)	Fair Value (Liability)
Term loan & revolver (note 10)	Level 2	$(1,043.5)	$(1,060.0)	$(1,071.7)	$(1,086.9)
Senior unsecured notes - public (note 10)	Level 1	(802.4)	(692.4)	(802.4)	(716.8)
Senior secured notes - non-public (note 10)	Level 2	(1,000.0)	(1,008.1)	(1,000.0)	(1,008.1)
Other financing arrangements (note 12)	Level 2	(7,736.9)	(7,862.8)	(7,751.8)	(7,820.6)
(1)The carrying values and fair values presented above are exclusive of deferred financing fees.
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.
The fair value of the term loan, revolving credit facilities, senior secured notes and other financing arrangements, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
The fair value of the Company’s senior unsecured notes, is calculated using observable inputs such as quoted prices in active markets. As a result, these amounts are categorized as Level 1 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

16.Financial instruments (continued):
(b)Interest rate swap derivatives:
As of March 31, 2025, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of March 31, 2025	Maximum notional amount(1)	Fair Value(3)	Effective date	Ending date
1.7574%	$500.0	$500.0	$56.4	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	(0.4)	September 1, 2023	September 1, 2026
2.4350%(4)	100.0	100.0	7.8	July 20, 2022	July 20, 2032
2.4275%(5)	100.0	100.0	7.8	July 20, 2022	July 20, 2032
0.6325%	66.0	66.0	3.0	January 21, 2021	October 14, 2026
0.4590%	66.0	66.0	3.0	February 4, 2021	October 14, 2026
1.4900%	18.6	18.6	0.4	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
(3)The fair values of any liabilities are presented within Other Liabilities on the Consolidated Balance Sheet
(4)Effective Jan 21, 2025, the mandatory cash settlement date was extended from Feb 16, 2025 to Mar 3, 2027, raising the fixed rate from 2.3875% to 2.4350%. Maturing date remains the same at Jul 20, 2032
(5)Effective Jan 21, 2025, the mandatory cash settlement date was extended from Feb 16, 2025 to Mar 3, 2027, raising the fixed rate from 2.3875% to 2.4275%. Maturing date remains the same at Jul 20, 2032
If interest rates remain at their current levels, the Company expects that $16,040,000 would be received in cash, in the next 12 months on interest rate swaps maturing after March 31, 2025. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
17.Discontinued operations:
The APR Asset Sale closed on December 31, 2024 and resulted in the Company excluding the Mobile Power Generation segment for accounting purposes.
All revenues and expenses of the Mobile Power Generation segment prior to the sale and for the periods covered by the consolidated statements of operations in these consolidated financial statements have been aggregated and separately presented as a single component of net earnings (loss) called “net loss from discontinued operations.” Revenue and expenses of the discontinued operations include only direct revenue and expenses that are clearly identifiable to the Mobile Power Generation segment and will not be recognized by the Company on an ongoing basis following the sale of the assets of the mobile power business.
The consolidated balance sheet as at March 31, 2025 reflects the aggregation and separate presentation of all assets and liabilities (current and non-current) of the Mobile Power Generation segment as discontinued operations.
The assets and liabilities of the Mobile Power Generation segment and the Company’s continuing operations exclude intercorporate amounts owing.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

17.Discontinued operations (continued):
The following table contains the major components of income (loss) from discontinued operations for three months ended March 31, 2025 and 2024:

Discontinued operations	2025	2024
Revenue from discontinued operations	$—	$25.0
Operating expense	—	4.0
Depreciation and amortization expense	—	8.8
General and administrative expense	5.2	3.4
Operating leases	—	0.5
Loss on sale	—	0.3
Interest income	(0.8)	(0.7)
Interest expense	—	0.2
Other expenses (income)	(2.3)	0.6
Net earnings (loss) from discontinued operations before income tax	(2.1)	7.9
Income tax expense	3.4	10.8
Net loss from discontinued operations	$(5.5)	$(2.9)
As at March 31, 2025 and December 31, 2024, the major classes of the Mobile Power Generation segment’s assets and liabilities that are components of current assets - discontinued operations and current liabilities - discontinued operations, were as follows:

Assets	2025	2024
Current assets:
Accounts receivable	$—	$0.1
Prepaid expenses and other	14.7	11.7
Acquisition related assets	72.3	70.1
	$87.0	$81.9
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$6.8	$14.9
Income tax payable	108.5	106.6
Operating lease liabilities - current	0.3	0.3
Other liabilities - current	1.6	2.4
	117.2	124.2

Operating lease liabilities	1.9	1.9
Other liabilities	1.2	1.2
Total liabilities	$120.3	$127.3

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amounts and numbers of shares)

17.Discontinued operations (continued):
Significant cash flow information for the discontinued operations for the three months ended March 31, 2025 and 2024 is as follows:

	2025	2024
Depreciation and amortization	$—	$8.8
Loss on sale of assets	—	0.3
Expenditures for property, plant and equipment	—	(7.5)
Changes in long-term debt	—	(0.2)
18.Subsequent events:
(a)On April 1, 2025, the Company paid $59,466,000 in dividends on its common shares.
(b)On April 2, 2025, the Company entered into agreements for sale-leaseback financing for three 16,000 TEU newbuild vessels for gross proceeds of $519,750,000.
(c)In April 2025, the Company completed the sale of two 4,500 TEU vessels for gross proceeds of $61,000,000. As at March 31, 2025, these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $19,897,000 for the two vessels.
(d)On April 15, 2025, the Company entered into agreements for sale-leaseback financing for two 10,800 CEU PCTC newbuilds for gross proceeds of $228,000,000.
(e)On April 20, 2025, the Company entered into agreements for sale-leaseback financing for five 17,000 TEU newbuild vessels for gross proceeds of $877,500,000.
(f)In April 2025, the Company completed the purchase of one 10,000 TEU vessel for a pre-determined purchase price of $49,500,000 in relation to a purchase option that was exercised in 2024.
(g)In April 2025, the Company entered into shipbuilding contracts for six 11,400 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery.
(h)On May 5, 2025, the Company announced its intention to (i) voluntarily redeem its 7.125% Notes due 2027 (“Notes”) and delist them from the Nasdaq Stock Market, (ii) voluntarily redeem its Series D and Series H Preferred Shares (“Preferred Shares”) and delist them from the New York Stock Exchange and (iii) deregister from the U.S. Securities and Exchange Commission. The redemption of the Notes is expected to take place on July 7, 2025. The redemption date of the Preferred Shares has not been confirmed.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). The 2024 Annual Report was filed with the U.S. Securities and Exchange Commission on March 14, 2025. Unless otherwise indicated, all amounts are presented in U.S. dollars (“USD”). We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
We are Atlas Corp. (the “Company”), a global asset manager and the parent company of Seaspan and APR Energy.
Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to a holding company reorganization. Atlas is a holding company and its primary assets are its interests in Seaspan and APR Energy and their respective subsidiaries. Pursuant to a merger transaction in March 2023 (the “Merger”), the Company's common shares became wholly owned by Poseidon Corp., a privately-held company and the common shares ceased to be publicly traded. On December 31, 2024, Atlas completed the sale of the assets of its power generation business which was held by APR Energy (the “APR Asset Sale”). Following the closing of the APR Asset Sale, APR Energy’s operations have ceased and the mobile power generation segment is reported as discontinued operations.
Segment Reporting
Following the APR Asset Sale, the Company operates in one reportable segment, vessel leasing. The Company’s vessel leasing segment, which is conducted through Seaspan, owns and operates a fleet of vessels which are chartered primarily pursuant to long-term fixed rate time charters.
Vessel Leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2025, we operated a fleet of 185 vessels, totaling 1,897,880 TEU, that have an average age of approximately seven years on a TEU weighted basis. As at March 31, 2025, we have 36 newbuild vessels under construction and two PCTCs that we agreed to acquire. The 38 vessels are expected to be delivered through August 2029.
Our primary objective for Seaspan is to continue to grow our vessel leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships. We use the term “car equivalent unit”, or CEU, in describing the size of our Pure Car and Truck Carriers, or PCTCs, and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTCs as vessels.

The following table summarizes key facts regarding Seaspan’s containership fleet as of March 31, 2025:

	Operating Containership Vessels					Newbuild Containership Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels(2)	Average Length of Charter
2500-3500(2)	14	6	16.8	1.3	15.3	—	—
4250-5100(3)	17	16	16.4	1.1	30.2	—	—
7000-9600(4)	43	12	7.7	6.8	42.2	8	8.0
10000-11000(5)	33	5	9.5	4.3	34.1	—	—
11800-13100(6)	27	3	7.9	4.6	41.7	1	15.0
14000-15000	34	5	5.1	5.3	46.0	6	14.3
15000-16000(7)	15	—	1.1	12.1	37.1	15	10.7
24000(8)	2	—	1.6	16.5	41.9	—	—
Total/Average	185	47	6.9	5.4	37.6	30	11.0
(1)Excludes options to extend charter.
(2)Includes 2 vessels on bareboat charter.
(3)Includes 2 vessels classified as held for sale.
(4)Includes 3 vessels on bareboat charter.
(5)Includes 8 vessels on bareboat charter.
(6)Includes 6 vessels on bareboat charter.
(7)Includes 9 vessels on bareboat charter.
(8)Includes 2 vessels on bareboat charter.
In addition, we have entered into shipbuilding contracts for six 10,800 CEU PCTC newbuilds and entered into agreements to purchase two 7,000 CEU PCTCs as of March 31, 2025 with an average length of charter of 15 years.
Our joint venture with Zhejiang Energy Group has five operating vessels as at March 31, 2025 and we are the ship manager for all five vessels.

Significant Developments During the Quarter ended March 31, 2025 and Subsequent
Vessel Leasing Developments
In January 2025, the Company took delivery of one 7,000 TEU newbuild vessel which commenced a long-term charter upon delivery.
In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessels, subject to closing conditions. The sale of the vessels completed in February and March 2025. Both vessels were classified as assets held for sale as at December 31, 2024.
In March 2025, the Company entered into an agreement to purchase two 7,000 CEU dual fuel liquified natural gas PCTCs. The vessels are expected to be delivered in July 2025. Each vessel will commence a long-term charter upon delivery.
In March 2025, the Company entered into an agreement to sell two 4,500 TEU vessels, subject to closing conditions. The vessels are classified as assets held for sale as at March 31, 2025 and the sales completed in the second quarter in 2025.
In April 2025, the Company entered into shipbuilding contracts for six 11,400 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery.
In April 2025, the Company completed the purchase of one 10,000 TEU vessel for a pre-determined purchase price of $49.5 million in relation to a purchase option that was exercised in 2024.
On May 5, 2025, the Company announced its intention to (i) voluntarily redeem its 7.125% Notes due 2027 (“Notes”) and delist them from the Nasdaq Stock Market, (ii) voluntarily redeem its Series D and Series H Preferred Shares (“Preferred Shares”) and delist them from the New York Stock Exchange and (iii) deregister from the U.S. Securities and Exchange Commission. The redemption of the Notes is expected to take place on July 7, 2025. The redemption date of the Preferred Shares has not been confirmed.
Dividends
On March 24, 2025, the Board of Directors declared a dividend of $59.5 million on the Company’s common shares payable April 1, 2025. On March 24, 2025, the Board of Directors declared the regular quarterly dividends on the Company’s preferred shares which were paid on April 30, 2025 in the aggregate amount of $12.2 million.
Financing Developments
In March 2025, the Company entered into $173.3 million in sale-leaseback financing arrangement related to one newbuild containership, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $519.8 million in sale-leaseback financing arrangements related to three newbuild containerships, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $228.0 million in sale-leaseback financing arrangements related to two PCTC newbuilds, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $877.5 million in sale-leaseback financing arrangements related to five newbuild containership, subject to satisfaction of customary closing conditions.
Changes in Senior Management
On February 11, 2025, William Kostlivy resigned as Chief Financial Officer of Seaspan and Atlas. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective February 11, 2025.
On February 21, 2025, Peter Jackson and Stefan Hockley were appointed Chief Technology Officer and Chief Human Resources Officer, respectively, of Seaspan.

Three months ended March 31, 2025, compared with three months ended March 31, 2024
The following tables summarize Atlas’ consolidated financial results for select information for the three months ended March 31, 2025 and 2024.

Consolidated Financial Summary (in millions of U.S. dollars)	Three Months Ended March 31,
	2025	2024
Continuing operations:
Revenue	$620.6	$516.1
Operating expense	116.2	96.0
Depreciation and amortization expense	139.9	112.2
General and administrative expense	16.7	20.1
Operating lease expense	3.1	22.7
Loss (gain) on sale	15.7	(8.6)
Operating earnings	329.0	273.7
Interest expense	167.1	130.1
Net earnings from continuing operations	156.4	164.0
Cash from operating activities from continuing operations	377.8	323.1
Discontinued operations:
Net loss from discontinued operations	(5.5)	(2.9)
Cash used in operating activities from discontinued operations	(23.6)	(7.5)
Asset Utilization
Vessel Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2023			2024				2025
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization	95.3%	98.2%	98.3%	99.7%	99.7%	98.6%	98.9%	98.7%
Vessel utilization decreased for the three months ended March 31, 2025, compared with the same periods in 2024. The decreases were primarily due to an increase in the number of scheduled dry-dockings partially offset by a decrease in unscheduled off-hire days.
Financial Results Summary
Revenue
Revenue increased by 20.2% to $620.6 million for the three months ended March 31, 2025, compared with the same period in 2024. The increase is largely driven by delivery of one newbuild vessel in the current year and a full year impact of 22 newbuild deliveries since March 2024, partially offset by two vessel sales during the quarter.
Operating Expense
Operating expense increased by 21.0% to $116.2 million for the three months ended March 31, 2025, compared with the same period in 2024. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 24.7% to $139.9 million for the three months ended March 31, 2025, compared with the same period in 2024. The increase was primarily due to the growth in our fleet of operating vessels and purchase options being exercised for three vessels in the first quarter of 2025, which resulted in a reclassification of the leases from operating to financing.

General and Administrative Expense
General and administrative expense decreased by 17.1% to $16.7 million for the three months ended March 31, 2025, compared with the same period in 2024. The decrease is driven by a reduction in general corporate expenses.
Operating Lease Expense
Operating lease expense decreased by 86.3% to $3.1 million for the three months ended March 31, 2025, compared with the same period in 2024. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised for five vessels, together with a decrease in SOFR rates on the remaining operating lease.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 28.5% to $167.1 million for the three months ended March 31, 2025, compared with the same period in 2024. The increase was primarily driven by an increase in our outstanding debt and other financing balances partially offset by a decrease in SOFR rates on these financings.
Loss (gain) on Derivative Instruments
The change in fair value and settlements of derivative instruments resulted in a loss of $13.7 million for the three months ended March 31, 2025. The loss for the three months ended March 31, 2025 was primarily due to fair value adjustments to market. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel upward shift in the overall yield curves is expected to result in a gain in the fair value of our interest rate swaps of approximately $41.0 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2024 Annual Report for additional information.
Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.
Consolidated liquidity as of March 31, 2025 and December 31, 2024 was comprised of the following:

(in millions of U.S. dollars)	March 31,	December 31,	Change
	2025	2024	$	%
Cash and cash equivalents	$1,354.1	$1,366.3	$(12.2)	(0.9)%
Undrawn revolving credit facilities(1)	700.0	700.0	—	—%
Total liquidity	2,054.1	2,066.3	(12.2)	(0.6)%
Total committed and undrawn newbuild financings	1,570.1	1,496.5	73.6	4.9%
Total liquidity including newbuild financings	$3,624.2	$3,562.8	$61.4	1.7%
(1)Undrawn revolving credit facilities as of March 31, 2025 included $700.0 million (December 31, 2024 - $700.0 million) available from Seaspan.
As of March 31, 2025, consolidated liquidity was sufficient to meet near-term requirements. As of March 31, 2025, the Company had consolidated liquidity of $2,054.1 million, which represents an decrease of $12.2 million compared to December 31, 2024.

Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					March 31,
	2020	2021	2022	2023	2024	2025
Number of Vessels	31	36	38	39	42	47
Net Book Value (in millions of U.S. dollars)	$1,109	$1,369	$1,847	$1,923	$2,115	$2,357
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of March 31, 2025, the Company had total gross contracted cash flows of $29.7 billion, which includes components that are accounted for differently, including (i) minimum future revenues relating to operating leases with customers, (ii) minimum cash flows to be received relating to financing leases with certain customers, and (iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2025	$1,569.9	$179.3	$13.4
2026	1,980.1	238.0	29.3
2027	1,866.2	238.0	171.3
2028	1,655.2	238.7	449.1
2029	1,617.9	238.0	702.1
Thereafter	8,319.5	3,032.4	7,131.9
	$17,008.8	$4,164.4	$8,497.1
(1)Minimum future operating lease revenue includes payments related to forward fixtures which are signed charter agreements that have not yet commenced for vessels currently in operation.
Minimum future revenues assume with respect to each lease that, (i) there will be no unpaid days during the term, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterer’s option.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2025 and beyond, further growing its liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of U.S. dollars)	March 31,	December 31,	Change
	2025	2024	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$—	$—	$—	—%
Term loan credit facilities	1,043.5	1,071.7	(28.2)	(2.6)%
Senior unsecured notes(1)	802.4	802.4	—	—%
Senior secured notes(2)	1,000.0	1,000.0	—	—%
Deferred financing fees on long term debt	(23.3)	(26.8)	3.5	(13.1)%
Long term debt	2,822.6	2,847.3	(24.7)	(0.9)%

Other financing arrangements	7,736.9	7,751.8	(14.9)	(0.2)%
Deferred financing fees on other financing arrangements	(81.6)	(84.1)	2.5	(3.0)%
Other financing arrangements	7,655.3	7,667.7	(12.4)	(0.2)%

Finance leases	229.6	409.4	(179.8)	(43.9)%

Total deferred financing fees	104.9	110.9	(6.0)	(5.4)%
Total borrowings(3)	10,812.4	11,035.3	(222.9)	(2.0)%
Vessels under construction	(578.3)	(605.4)	27.1	(4.5)%
Operating borrowings(3)	$10,234.1	$10,429.9	$(195.8)	(1.9)%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027 and (ii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 4.44% to 6.02% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Operating borrowings is a non-GAAP financial measure which is total borrowings less the vessels under construction balance at the balance sheet date. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s long-term objective is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 63.5% at March 31, 2025 compared to 64.3% at December 31, 2024. The Company’s operating borrowings-to-asset ratio was 60.1% at March 31, 2025, compared to 60.8% at December 31, 2024.
The consolidated weighted average interest rate for March 31, 2025 was 6.14% compared to 6.83% at March 31, 2024. The weighted average interest rates for the vessel leasing segment and Atlas Corp. (on an unconsolidated basis) were 6.13% and 7.13%, respectively, for the three months ended March 31, 2025 (March 31, 2024: 6.83% and 7.13%, respectively).
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of March 31, 2025, our variable-rate credit facilities and other financing arrangements totaled $8.8 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. As of March 31, 2025, we have a net asset of $78.0 million related to our interest rate swaps.

The table below provides information about our financings with variable interest rates at March 31, 2025. In addition to the disclosures in this interim report, please read notes 12 to 15 to our consolidated financial statements included in our 2024 Annual Report, which provide additional information with respect to our existing credit and lease facilities. Please also refer to note 16(b) in our financial statements for the three months ended March 31, 2025, contained herein, for a summary of our interest rate swap derivatives.

	Principal Payment Dates
(in millions of U.S. dollars)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Credit Facilities(1)	$75.7	$103.9	$103.9	$444.0	$311.6	$4.4	$1,043.5
Vessel Operating Leases(2)	10.3	14.1	15.3	14.4	5.7	—	59.8
Vessel Finance Leases(3)	229.6	—	—	—	—	—	229.6
Sale-Leaseback Facilities(4)	373.0	496.0	507.2	518.1	557.6	5,285.0	7,736.9
	$688.6	$614.0	$626.4	$976.5	$874.9	$5,289.4	$9,069.8
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2025.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2025.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 46 of its vessels, together with other related security.
As of March 31, 2025, the Company had $1.0 billion principal amount outstanding under its credit facilities, all of which was related to the vessel leasing business. As at March 31, 2025, the Company has no amounts outstanding under its revolving credit facilities. A total of $700.0 million was undrawn, of which $700.0 million was available to the vessel leasing business ($300.0 million of which was unsecured).
As of March 31, 2025, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity (1)	Net Book Value of Vessels Unencumbered
Remainder of 2025	$75.7	$—	$75.7	—	$—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	390.4	444.1	—	—
2029	8.8	302.8	311.6	—	—
2030	4.3	—	4.3	2	154.1
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
2034	—	—	—	—	—
Thereafter	—	—	—	44	2,681.0
	$350.3	$693.2	$1,043.5	46	$2,835.1
(1) 46 vessels related to credit facilities secured by first-priority mortgages will remain encumbered until the associated US Private Placement notes mature in 2037.

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of March 31, 2025, the Company had 93 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $7.7 billion.
As of March 31, 2025, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity(1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(2)
Remainder of 2025	$373.0	$—	$373.0	—	$—
2026	496.0	—	496.0	—	—
2027	507.2	—	507.2	—	—
2028	518.1	—	518.1	—	—
2029	494.8	62.8	557.6	4	223.1
2030	478.6	302.0	780.6	9	747.2
2031	462.7	44.1	506.8	—	—
2032	468.3	265.8	734.1	—	—
2033	477.3	423.4	900.7	1	79.7
2034	463.4	730.7	1,194.1	24	2,240.7
Thereafter	624.5	544.2	1,168.7	55	5,566.7
	$5,363.9	$2,373.0	$7,736.9	93	$8,857.4
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
Operating Leases
As of March 31, 2025, the Company had one vessel operating lease arrangement. Please refer to note 15(a) in our financial statements for the three months ended March 31, 2025, contained herein, for a summary of commitments under our operating leases.
Capital Commitments
As of March 31, 2025, the Company had 36 newbuild vessels under construction and two PCTCs that we agreed to acquire. Please refer to note 15(b) in our financial statements for the three months ended March 31, 2025, contained herein, for the outstanding commitments related to our newbuild vessels.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources” in our 2024 Annual Report.
On May 5, 2025, the Company announced its intention to redeem the Notes and the Preferred Shares. Please read “Significant Developments During the Quarter ended March 31, 2025 and Subsequent” above.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended March 31,
	2025	2024
Net cash flows from operating activities from continuing operations	$374.7	$323.1
Net cash flows used in operating activities from discontinued operations	(23.6)	(7.5)
Net cash flows used in investing activities from continuing operations	(252.4)	(1,064.2)
Net cash flows from (used in) investing activities from discontinued operations	—	(5.8)
Net cash flows (used in) from financing activities from continuing operations	(110.9)	793.4
Net cash flows used in financing activities from discontinued operations	—	(0.2)
Operating Cash Flows
Net cash flows from operating activities were $374.7 million for the three months ended March 31, 2025, an increase of $51.6 million compared to the same period in 2024. The increase in net cash flows from operating activities was primarily due to an increase in revenue, offset by an increase in operating expenses and changes in working capital. For further discussion of changes in revenue and expenses, please read “three months ended March 31, 2025, compared with the three months ended March 31, 2024 above.
Investing Cash Flows
Net cash flows used in investing activities were $252.4 million for the three months ended March 31, 2025, a decrease of $811.8 million compared to the same period in 2024. The decrease in cash flow used in investing activities for the three months ended March 31, 2025 is due to a decrease in expenditures related to newbuild vessel installments and deliveries, compared to the same period in 2024. The decrease in cash flow used in investing activities for the three months ended March 31, 2025 is due to a decrease in expenditures related to newbuild vessel installments and deliveries, compared to the same period in 2024.
Financing Cash Flows
Net cash flows used in financing activities were $110.9 million for the three months ended March 31, 2025, a decrease of $904.3 million compared to the same period in 2024. The decrease for the three-months ended March 31, 2025 was primarily due to a decrease in the issuance of long term debt and other financing arrangements.

Ongoing Capital Expenditures and Dividends
Ongoing Capital Expenditures
Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions to and enhancements, maintenance and repair of our asset base.
The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended March 31, 2025, we incurred $4.5 million for regularly scheduled dry-dockings.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business may affect the amount of our dividends on our preferred shares. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our property, plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing lease agreements;
(4)future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in our 2024 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report.

RISK FACTOR UPDATE
The following risk factor updates and supplements, and should be read together with, the risk factors previously provided under "Risk Factors" in Part 1, Item 3.D. in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024:
Following its investigation of the maritime, logistics and shipbuilding industry in China, the U.S. Trade Representative has determined to begin charging service fees beginning in October 2025 under Section 301 of the U.S. Trade Act of 1974 with respect to foreign-built vehicle carriers, Chinese vessel operators and Chinese vessel owners; and Chinese-built vessels, and such service fees, depending on their implementation, could have an effect on our business, financial condition and result of operations.
On March 12, 2024, certain parties filed a petition under Section 301 of the U.S. Trade Act of 1974 (“Section 301”) regarding the acts, policies, and practices of China to dominate the maritime, logistics, and shipbuilding sector. On April 17, 2024, after the U.S. Trade Representative (“USTR”) initiated an investigation of China’s targeting the maritime, logistics, and shipbuilding sectors for dominance. Following the investigation, on January 23, 2025, the USTR reported its determination that China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance is unreasonable and burdens and restricts U.S. commerce and thus is actionable.
On April 17, 2025, the USTR published its notice of action imposing phased non-cumulative service fees, beginning in October 2025, on: (i) foreign-built vehicle carriers ; (ii) Chinese vessel operators and Chinese vessel owners; and (iii) Chinese-built vessels.
While we are still in the process of reviewing the impact of these service fees, our initial review indicates that our time charterers are required to pay such services fees under the terms of our time charters with them. If the implementation of such fees does not allow us to require our time charterers to pay, our results of operations and cash flows could be adversely affected.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended March 31, 2025, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in the 2024 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•the impact of the conflict between Israel and Hamas, Hezbollah and Iran beginning October 2023 and the attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containership;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters of our vessels with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.